SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      Report on Form 6-K for March 6, 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England

          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures: Announcement of recommended cash offer for The BOC Group plc by Linde AG, dated March 6, 2006

Not for release, publication or distribution, in whole or in part, in, into or from Canada, Australia or Japan

                                                                    6 March 2006

            Recommended cash offer for The BOC Group plc by Linde AG

Summary

o The boards of directors of Linde and BOC are pleased to announce that they have reached agreement on the terms of a recommended cash offer by Linde for the entire issued and to be issued share capital of BOC. It is intended that the Offer will be implemented by way of a court-approved scheme of arrangement under section 425 of the Companies Act.

o Under the terms of the Offer, BOC Shareholders will receive 1,600 pence in cash for each BOC Share (which results in 3,200 pence in cash for each BOC
     ADS). The Offer values BOC's existing issued share capital at approximately (pound)8.2 billion.

o    The Offer Price represents:

     o a premium of approximately 40 per cent. to the average closing price of 1,143 pence per BOC Share during the three months up to and including 23 January 2006 (being the last Business Day prior to the announcement by BOC that it had received an approach from Linde); and

     o premium of approximately 39 per cent. to the closing price of 1,151 pence per BOC Share on 23 January 2006.

o A Loan Note Alternative will also be made available to all BOC Shareholders other than to Restricted Overseas Persons and US Persons.

o The making of the Offer is subject to the satisfaction or waiver of US and European competition authority clearance pre-conditions. If these pre-conditions are not satisfied by 31 May 2006, BOC Shareholders will be entitled to receive and retain an increasing proportion of the ordinary course Second Interim Dividend, up to a maximum amount of 27 pence per BOC Share if such pre-conditions are not satisfied by 26 July 2006.

o The directors of BOC, who have been so advised by JPMorgan Cazenove and Merrill Lynch, consider the terms of the Offer to be fair and reasonable. In providing their advice, JPMorgan Cazenove and Merrill Lynch have taken into account the commercial assessments of the directors of BOC. Accordingly, the directors of BOC intend unanimously to recommend BOC Shareholders to vote in favour of the Scheme and the resolutions at the Court Meeting and the EGM as they have irrevocably undertaken to do in respect of their own beneficial shareholdings of 101,677 BOC Shares, representing approximately 0.02 per cent. of the existing issued share capital of BOC.


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

o The transaction provides the opportunity for Linde and BOC to create a leading worldwide focused industrial gases business with combined gas and engineering sales of around (euro)11.9 billion. The combination of Linde and BOC would result in a much larger, global gas player with complementary products and geographic positions. Such a combination would be very well positioned in the key high growth products and regions of the gases industry and would be better able to serve its customers worldwide.

o In addition to the improved growth prospects and increased sales volume from integrating operations and businesses in many geographical regions of the enlarged group, Linde believes the combination creates an opportunity to deliver synergies through the combined group, prior to any one-off expenses, of approximately (euro)250 million per annum, to be fully realised during 2009. These synergies would be predominantly based on joint supply management optimisation and combined procurement volumes and a reduction in selling, general and administrative expenses.

o Through a rapid but smooth integration and transformation, as well as the mutual exchange of best practices in all functions, regions and market segments, the combined group would strive to unlock value opportunities for shareholders, customers and employees. Linde believes that the acquisition will further enhance its proven capability to execute a profitable growth strategy.

o Commenting on the Offer, Prof Dr-Ing Wolfgang Reitzle, Chief Executive Officer of Linde, said:

     "I am delighted that BOC's board has decided to recommend our proposed offer. Linde and BOC are a perfect match. We will combine the best competencies and abilities of both organisations in a single integrated whole and we will be able to offer our customers a significantly enlarged product range as well as comprehensive services - and we will be able to do so worldwide. We will have an even better entrance into the international fast-growing markets which will provide the basis for stable future earnings and cash flows. With this acquisition, we will continue to focus on our strategy of dynamic, earnings-based growth and achieving a sustained creation of value. Linde and BOC have enjoyed excellent relations over many years and we look forward to welcoming the BOC management and employees into the enlarged Linde Group."

o    Commenting on the Offer, Tony Isaac, Chief Executive Officer of BOC, said:

     "Today's Offer represents an excellent opportunity for BOC Shareholders to realise significant value in cash from their investment. The price of the Offer is a reflection of BOC's many attractions as a business and is a tremendous endorsement of all the hard work by BOC's people in developing and strengthening the group over recent years. The combination of BOC and Linde will create an even more powerful international gases group, with

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     significant operations on all five continents, that will benefit both its customers and staff in the years to come."

This summary should be read in conjunction with the full text of the following announcement. The sources and bases of certain financial information contained in this announcement are set out in Appendix 2. Details of the irrevocable undertakings are set out in Appendix 4 to this announcement. Certain terms used in this announcement are defined in Appendix 6.

There will be an analysts' conference call at 8.30 a.m. (London time) and a press conference at 10.00 a.m. (London) today at Staedel, Duererstrasse 2, 60596 Frankfurt, Germany.

Enquiries

Linde                                       +49 611 770 0

Harry Roegner

Uwe Wolfinger

Thomas Eisenlohr

Deutsche Bank                               +44 207 545 8000

(Financial adviser to Linde)

Nigel Meek

Stephan Leithner

James Arculus

Morgan Stanley                              +44 207 425 8000

(Financial adviser to Linde)

Dietrich Becker

Dieter Turowski

Henry Stewart

Brunswick                                   +44 207 404 5959

(Public relations adviser to Linde)

James Bradley

BOC                                         +44 12764 77222

Christopher Marsay

Nigel Abbott

JPMorgan Cazenove                           +44 207 588 2828

(Financial adviser and corporate broker to BOC)

Mark Breuer

Barry Weir

Michael Wentworth-Stanley

Merrill Lynch                               +44 207 628 1000

(Financial adviser and corporate broker to BOC)

Bob Wigley

Kevin Smith

Mark Astaire

The Maitland Consultancy                    +44 207 379 5151

(Public relations adviser to BOC)

Neil Bennett

This announcement does not constitute an offer or invitation to purchase any securities. BOC Shareholders are advised to read carefully the formal documentation in relation to the Offer once it has been despatched.

Deutsche Bank, which is authorised by Bundesanstalt fur Finanzdienstleistungsaufsicht (BaFin) and by the Financial Services Authority
(FSA) and is regulated by the FSA for the conduct of UK business, is acting exclusively for Linde and no one else in connection with the Offer and will not be responsible to anyone other than Linde for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Offer.

Morgan Stanley is acting for Linde in connection with the Offer and no one else and will not be responsible to anyone other than Linde for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove, which is regulated in the UK by the FSA, is acting exclusively for BOC and no one else in connection with the Offer and will not be responsible to anyone other than BOC for providing the protections afforded to clients of JPMorgan Cazenove nor for providing advice in relation to the Offer or any other matters referred to in this announcement.

Merrill Lynch is acting exclusively for BOC in connection with the Offer and no one else and will not be responsible to anyone other than BOC for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Unless otherwise determined by Linde and BOC, and permitted by applicable law and regulation, the Offer, including the Loan Note Alternative, will not be made, directly or indirectly, in or into, and will not be capable of acceptance in or from, Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Canada, Australia or Japan.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States (or under the securities laws of any other jurisdiction, the residents of which Linde is advised to treat as Restricted Overseas Persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Linde regards as unduly onerous); the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada; and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, unless otherwise determined by Linde and BOC, and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

Notice to US Investors in BOC: The Offer relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Securities Exchange Act. Accordingly, the Offer is subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK and Germany that may not be comparable to the financial statements of US companies. If Linde exercises its right to implement the Offer by way of a takeover offer, the Offer will be made in compliance with the applicable US laws and regulations.

Forward Looking Statements

This announcement includes "forward-looking statements" under United States securities laws. These statements are based on the current expectations of the management of BOC and Linde and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected effects on Linde of the Offer, the expected timing and scope of the Offer, anticipated earnings enhancements, estimated cost savings and other synergies, costs to be incurred in achieving synergies, potential disposals and other strategic options and all other statements in this announcement other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the Pre-Conditions and the conditions to the Offer, and Linde's ability to successfully integrate the operations and employees of BOC, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment by the semiconductor industry, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither BOC nor Linde undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of BOC, all "dealings" in any "relevant securities" of BOC (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BOC, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of BOC by Linde or BOC, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

       Not for release, publication or distribution, in whole or in part, in, into or from Canada, Australia or Japan

                                                                    6 March 2006

            Recommended cash offer for The BOC Group plc by Linde AG

1.  Introduction

The boards of directors of Linde and BOC are pleased to announce that they have reached agreement on the terms of a recommended cash offer by Linde for the entire issued and to be issued share capital of BOC. It is intended that the Offer will be implemented by way of a court-approved scheme of arrangement under section 425 of the Companies Act.

The directors of BOC, who have been so advised by JPMorgan Cazenove and Merrill Lynch, consider the terms of the Offer to be fair and reasonable. In providing their advice, JPMorgan Cazenove and Merrill Lynch have taken into account the commercial assessments of the directors of BOC. Accordingly, the directors of BOC intend unanimously to recommend BOC Shareholders to vote in favour of the Scheme and the resolutions at the Court Meeting and the EGM.

Linde has received irrevocable undertakings to vote in favour of the Scheme and the resolutions at the Court Meeting and the EGM from directors of BOC in respect of 101,677 BOC Shares, representing approximately 0.02 per cent. of the existing issued share capital of BOC.

2.  The Offer

It is intended that the Offer, the making of which will be subject to the Pre-Conditions, will be implemented by way of a Court-approved scheme of arrangement under section 425 of the Companies Act. Under the Scheme, which will be subject to the conditions and further terms set out below and in Appendix 1 to this announcement and to be set out in the Scheme Document and the Form of Election, BOC Shareholders at the Scheme Record Time will be entitled to receive:

for each BOC Share                                           1,600 pence in cash

This results in 3,200 pence in cash for each BOC ADS.

The Offer values BOC's existing issued share capital at approximately (pound)8.2 billion.

The Offer Price represents:

o a premium of approximately 40 per cent. to the average closing price of 1,143 pence per BOC Share during the three months up to and including 23 January 2006 (being the last Business Day prior to the announcement by BOC that it had received an approach from Linde); and

o a premium of approximately 39 per cent. to the closing price of 1,151 pence per BOC Share on 23 January 2006.

The making of the Offer is subject to the Pre-Conditions set out in Appendix 1 to this announcement, which relate to the obtaining of regulatory clearances from the European Commission and the United States competition authorities. The Scheme Document will not be posted unless and until such time as all the Pre-Conditions have been satisfied or waived.

The new Shares to be issued to Linde pursuant to the Scheme and the Loan Note Elected Shares to be acquired by Linde pursuant to the Scheme will be issued and acquired, respectively, together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions announced, declared or paid on or after the date of this announcement, provided that BOC Shareholders may be entitled to receive and retain the Second Interim Dividend, as described below.

If the Pre-Conditions have not been satisfied by 31 May 2006, BOC will be permitted to pay the Second Interim Dividend to the BOC Shareholders, up to a maximum of 27 pence per BOC Share. The amount of the Second Interim Dividend shall be equal to 3.375 pence per BOC Share for each consecutive period of seven days (but shall not accrue for part of such a period) during the period commencing on 1 June 2006 and ending on the earlier of (a) 26 July 2006 and (b) the date on which Linde announces the satisfaction of the Pre-Conditions. For the avoidance of doubt, if the Pre-Conditions have been satisfied by 31 May 2006, no part of the Second Interim Dividend will either accrue or be paid.

3.  Irrevocable Undertakings

Linde has received irrevocable undertakings to vote in favour of the Scheme and the resolutions at the Court Meeting and the EGM from the directors of BOC in respect of their entire holdings of 101,677 BOC Shares, representing approximately 0.02 per cent. of the existing issued share capital of BOC. The undertakings from the directors of BOC will cease to be binding only if:

(a) Linde announces, with the consent of the Panel and before the Scheme Document is posted, that it does not intend to proceed with the Offer (and no new, revised or replacement Scheme or offer is announced in accordance with Rule 2.5 of the City Code, on terms no less favourable to BOC Shareholders than those set out in this announcement, at the same time or within 28 days thereafter); or

(b)  the Pre-Conditions have not been satisfied (or waived) by 31 October 2006.

Further details of these irrevocable undertakings are set out in Appendix 4 to this announcement.


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

4.  Information relating to Linde

Linde, headquartered in Wiesbaden, Germany, is a leading industrial gases and engineering company. Linde is organised into the following business segments:

o Gas and Engineering comprises Linde's activities both in industrial and medical gases and in plant construction. In the financial year to 31 December 2005, the Gas and Engineering segment had sales of (euro)5,831 million, accounting for 61 per cent. of Linde's total sales; and

o Material Handling is one of the largest manufacturers of industrial trucks in the world and offers a comprehensive range of products: engine-powered forklift trucks, electric trucks and warehouse equipment. In the financial year to 31 December 2005, Material Handling had sales of (euro)3,628 million, accounting for 38 per cent. of Linde's total sales.

Linde's sales in the financial year to 31 December 2005 were 20 per cent. in Germany, 51 per cent. in the rest of Europe, 14 per cent. in North America, 4 per cent. in South America, 8 per cent. in Asia and 3 per cent. in Australia and Africa.

For the financial year ended 31 December 2005, Linde reported net income after minority interests of (euro)501 million and sales of (euro)9,501 million. As at 31 December 2005, Linde had shareholders' capital and reserves excluding minority interests of (euro)4,364 million.

Linde has a current market capitalisation of approximately (euro)7.9 billion (based on the closing price of (euro)65.84 for each Linde share on 3 March 2006) and is a member of Germany's DAX 30 Index (which includes the largest publicly-owned companies in Germany).

5.  Information relating to BOC

BOC, headquartered in Windlesham in the UK, is one of the world's leading industrial gases companies. The BOC Group has an international portfolio of companies grouped into three main lines of business:

o Process Gas Solutions encompasses large on-site supply schemes, especially in the metals, chemicals and petroleum sectors, as well as small on-site schemes and liquid supplies for customers in sectors such as food and beverages, glass and minerals. In the financial year to 30 September 2005, Process Gas Solutions had Total Revenue of (pound)1,466 million, accounting for 32 per cent. of BOC's Total Revenue;

o Industrial and Special Products covers a range of products including compressed gases, special and medical gases and LPG, as well as smaller sales of bulk liquefied gases. In the financial year to 30 September 2005, Industrial and Special Products had Total Revenue of (pound)1,722 million, accounting for 37 per cent. of BOC's Total Revenue; and


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

o BOC Edwards supplies a wide range of materials, process-enabling equipment and services to the semi-conductor industry and its vacuum technology business supplies vacuum pumps for a variety of industrial and scientific applications. In the financial year to 30 September 2005, BOC Edwards had Total Revenue of (pound)826 million, accounting for 18 per cent. of BOC's Total Revenue.

BOC also has a specialist logistics business, Gist, and the BOC Group has a 20 per cent. interest in a hospitals business based in South Africa.

BOC's sales from Process Gas Solutions and Industrial and Special Products businesses in the financial year to 30 September 2005 were 30 per cent. in the Americas, 25 per cent. in Europe, 35 per cent. in Asia-Pacific and 10 per cent. in Africa.

For the financial year ended 30 September 2005, BOC reported earnings before exceptional items of (pound)334 million and Total Revenue of (pound)4,605 million. In its interim results for the three months ended 31 December 2005, BOC reported earnings before exceptional and certain remeasurement items of (pound)91 million on Total Revenue of (pound)1,224 million. As at 31 December 2005, the BOC Group had shareholders' capital and reserves of (pound)2,066 million.

BOC has a current market capitalisation of approximately (pound)7.9 billion (based on the closing price of 1,544 pence for each BOC Share on 3 March 2006). BOC Shares are traded on the London Stock Exchange and BOC ADSs are traded on the New York Stock Exchange.

6.  Background to and reasons for the Offer

The transaction provides the opportunity for Linde and BOC to create a leading worldwide focused industrial gases business with combined gas and engineering sales of around (euro)11.9 billion. The combination of Linde and BOC would result in a much larger, global gas player with complementary products and geographic positions. Specifically, such a combination would:

o    create a leading global industrial gases company:

     o complementary worldwide footprint with a presence in approximately 70 countries;

     o a leading market position in core product segments (cylinders, bulk and onsite); and

     o covering the key market segments in industrial gas in a leading position (refining, manufacturing, metallurgy, food and chemicals etc.);

o enable the combined group to improve its ability to serve its customers worldwide:

     o strong international presence with local management, production, sales and engineering;

     o    comprehensive product and service offering in industrial gases;

     o    joint application innovation with know-how exchange; and

     o    providing industrial gases and engineering from a single source; and

o    enhance Linde's position in high growth areas for industrial gases:

     o strong position in fast growing regions (Eastern Europe, Asia/Pacific and South America);

     o complementary development opportunities in high-growth gas segments such as healthcare and electronics; and

     o enhanced expertise in key future growth sectors such as specialty gases and hydrogen.

In addition to the improved growth prospects of the enlarged group, Linde believes the combination creates an opportunity to deliver synergies throughout the combined group, prior to any one-off expenses, of approximately (euro)250 million per annum, to be fully realised during 2009. The one-off expenses involved in obtaining such synergies are anticipated to be approximately
(euro)200 million, all of which are expected to be incurred before the end of 2008. These synergies are expected to be predominantly based on joint supply management optimisation and combined procurement volumes and a reduction in selling, general and administrative expenses. In addition, Linde expects to achieve revenue synergies through increased sales volume from integrating operations and businesses in many geographical regions, cross selling and an enhanced global customer product and service offering.

Through a rapid but smooth integration and transformation, as well as the mutual exchange of best practices in all functions, regions and market segments, the combined group will strive to unlock value opportunities for shareholders, customers and employees. Linde believes that the acquisition will further enhance its proven capability to execute a profitable growth strategy and is expected to be accretive in terms of earnings per share during 2008.

These statements of estimated cost savings and one-off costs for achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated.

This statement regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that Linde's future earnings per share will necessarily match or exceed the historical published earnings per share of Linde or BOC.

7.  Background to and reasons for Recommending the Offer

BOC's strong financial performance over recent years has produced consistent improvements in its return on capital employed and, with its excellent team of employees driving the business, has delivered significant value to BOC Shareholders.

Against this background, Linde approached BOC concerning a possible offer for BOC in January 2006. In assessing Linde's proposal, the BOC Board has had regard to both the price being offered and the likelihood that a transaction would complete. The Offer is materially more attractive than Linde's initial proposal and represents a significant premium to the BOC share price prior to the approach from Linde. In the view of the BOC Board, it is a full and fair price, taking into account the prospects for the BOC business and the strategic options available to the BOC Group. In the light of the financing arrangements which Linde has made and its plans to address any concerns raised by competition authorities, the BOC Board believes that this is an offer that will ultimately be delivered to BOC Shareholders.

Accordingly, the BOC Board intends to recommend that BOC Shareholders vote in favour of the Scheme which it considers to be in the best interests of BOC Shareholders as a whole.

8.  Information on Anti-trust and Potential Disposals

Linde is confident that the Pre-Conditions will be satisfied in a timely manner, subject to agreement with the US and European authorities on reasonable divestments (which are expected to be limited given the complementary geographic basis of the enlarged group). In addition to any disposals required to satisfy anti-trust concerns or those triggered by reason of a change of control of BOC, Linde is evaluating its strategic options regarding the Material Handling business and the non-core assets of the combined group.

9.  The Loan Note Alternative

As an alternative to some or all of the cash consideration of 1,600 pence per BOC Share which would otherwise be receivable under the Scheme, BOC Shareholders (other than Restricted Overseas Persons and US Persons) will be able to elect to receive Loan Notes to be issued by Linde on the following basis:

for every (pound)1 of cash                        (pound)1 nominal value of Loan
consideration otherwise receivable                 Notes
under the Scheme


Further details of the Loan Note Alternative are included in Appendix 5 to this announcement and full details will be included in the Scheme Document and the Form of Election.


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

10. Structure of the Offer

It is intended that the Offer will be implemented by way of a Court-sanctioned scheme of arrangement under section 425 of the Companies Act. The Scheme will be an agreement between BOC and the BOC Shareholders and will be subject to the approval of the Court.

The purpose of the Scheme is to provide for Linde to become the owner of the whole of the issued ordinary share capital of BOC. This is to be achieved by:

(a) the cancellation of the Cancellation Shares held by Cancellation Shareholders and the application of the reserve arising from such cancellation in paying up in full a number of new Shares (equal to the number of Cancellation Shares) and issuing them to Linde, in consideration for which Cancellation Shareholders, including those holding in the form of BOC ADSs, will receive cash on the basis set out in paragraph 2 above; and

(b) the transfer by relevant BOC Shareholders to Linde of the Loan Note Elected Shares in accordance with the Scheme in consideration for which such BOC Shareholders will be issued Loan Notes, on the basis set out in paragraph 9 above, instead of the cash to which they would otherwise have been entitled.

The Loan Note Elected Shares will be acquired by Linde fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights now or hereafter attaching thereto including the right to receive and retain all dividends and other distributions announced, declared or paid on or after the date of this announcement, other than the Second Interim Dividend (to the extent set out in paragraph 2 above).

The Scheme, when proposed, will be subject to the conditions and certain further terms set out in Appendix 1 to this announcement and to be set out in the Scheme Document and the Form of Election. In particular, it will require the approval of BOC Shareholders by the passing of a resolution at the Court Meeting. If the Pre-Conditions are satisfied or waived by 31 May 2006, it is expected that the Court Meeting will be held by the end of July 2006. However, there can be no certainty as to whether or when the Pre-Conditions will be satisfied or waived. The resolution at the Court Meeting must be approved by a majority in number of BOC Shareholders present and voting, either in person or by proxy, representing not less than 75 per cent. in value of the shares voted at the Court Meeting.

Implementation of the Scheme will also require the passing of the Special Resolutions (requiring the approval of BOC Shareholders representing at least 75 per cent. of the votes cast at the EGM, which will be held immediately after the Court Meeting).

Following the Meetings, and the satisfaction (or, where applicable, waiver) of the other conditions to the Scheme, the Scheme and the related reduction of BOC's ordinary share capital must be sanctioned by the Court and will become effective only upon delivery to the Registrar of Companies of a copy of the Order sanctioning the Scheme and confirming the reduction of ordinary share capital of BOC forming part of the Scheme and, in relation to the proposed reduction of ordinary share capital, the registration of such order. Upon the Scheme becoming effective, it will be binding on all BOC Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the EGM.

It is expected that the Scheme Document will be posted to BOC Shareholders shortly after the satisfaction or waiver of the Pre-Conditions.

Holders of BOC ADSs will be given the opportunity to instruct the depositary of the BOC ADS programme how to vote the BOC Shares underlying their BOC ADSs. BOC ADS holders will receive their consideration from the depositary through the BOC ADS programme in accordance with the terms of the BOC ADS deposit agreement. Following the effective date of the Scheme, it is expected that the BOC ADS programme will be terminated.

11. Management, employees and pensions

Linde attaches great importance to the skills and experience of the existing management and employees of BOC. Linde and BOC's businesses are very complementary on a geographic basis and Linde expects that BOC managers and employees will play an important role in the enlarged group as well as benefiting from greater opportunities within it. Accordingly, it is Linde's intention to employ the best talents in the combined group. Further, Linde confirms that the existing employment rights, including pension rights, of all employees of BOC will be fully safeguarded.

Linde, BOC and the trustees of the BOC UK Defined Benefit Pension Schemes (having regard to the interests of active, deferred and retired members) have reached agreement in respect of BOC's obligations in relation to the funding of such schemes following completion of the Offer and the agreement has been cleared by the Pensions Regulator.

Participants in the BOC Share Schemes will be contacted regarding the effect of the Scheme and the Offer on their rights and appropriate proposals will be made to participants in due course (including a cashless exercise facility). Details of these proposals will be set out in the Scheme Document.

12. Break Fee Agreement

Linde and BOC have entered into a break fee agreement on 6 March 2006 which sets out various matters in relation to the Offer. In particular, Linde may be required to pay to BOC an amount of (pound)75 million if:

(a) the Pre-Conditions have not been satisfied by 31 October 2006 provided that the BOC board has continued to recommend the offer (unless it has withdrawn its recommendation in response to a Linde Event as defined in Appendix 3); or

(b)  a Linde Event has occurred and:

         (i)  the Offer fails in response to such event; or

         (ii) the Offer has not become unconditional by 28 February 2007.

BOC may be required to pay to Linde an amount of (pound)75 million in circumstances where:

(a) an independent competing offer is announced before Linde has indicated to BOC that it does not wish to proceed with the Offer or the Offer lapses or is withdrawn or is not made and the competing offer (or any other independent competing offer which is announced before (A) Linde has indicated to BOC that it does not wish to proceed with the Offer or (B) any such earlier independent competing offer lapses, is withdrawn or is not made) subsequently becomes unconditional in all respects or otherwise completes; or

(b) the BOC board does not recommend the Offer or withdraws or adversely modifies its recommendation or agrees to recommend an independent competing offer, except in response to a Linde Event.

A summary of certain provisions of the Break Fee Agreement, including details relating to the conditions of these payments, is set out in Appendix 3.

13. Offer financing

Linde has obtained committed funds to finance the Offer by means of a credit agreement entered into on 3 March 2006 with, amongst others, Commerzbank Aktiengesellschaft, Deutsche Bank AG, Dresdner Kleinwort Wasserstein, the investment banking division of Dresdner Bank AG, Morgan Stanley Bank International Limited and The Royal Bank of Scotland plc as mandated lead arrangers and Deutsche Bank Luxembourg S.A. as facility agent.

It is intended to refinance the funds obtained pursuant to the Credit Agreement through a combination of funds raised in the equity and debt capital markets (including approximately (euro)1.4 to (euro)1.8 billion from new equity and approximately (euro)1.2 to (euro)1.6 billion from new hybrid capital), proceeds from disposals of selected businesses and cash flows generated in the course of business.

The Credit Agreement provides for committed funds of approximately (euro)15 billion which will be used, among other things, to finance the Offer, refinance certain existing indebtedness and pay transaction expenses, as well as to provide ongoing working capital for the enlarged Linde Group.

It is Linde's intention to maintain an investment-grade rating for the combined group.

Deutsche Bank and Morgan Stanley, joint financial advisers to Linde, are satisfied that sufficient resources are available to satisfy in full the cash consideration payable to BOC Shareholders under the terms of the Offer.

14. Disclosure of interests in BOC Shares

As at the close of business on 2 March 2006, Morgan Stanley and its affiliates, who are acting in concert with Linde, held 3,270,775 BOC Shares and 12,000 BOC ADSs and Deutsche Bank and its affiliates, who are also acting in concert with Linde, held 6,866,552 BOC Shares, representing in aggregate approximately 1.98 per cent. of the existing issued share capital of BOC.

Save for the holdings referred to above and the irrevocables referred to in paragraph 3 above, neither Linde nor any of the members of its Management Board or Supervisory Board nor, so far as Linde is aware, any person acting in concert with Linde has any interest in, or right to subscribe for, any BOC Shares, nor does any such person have any short position or any arrangement in relation to BOC Shares. For these purposes "arrangement" includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery and borrowing and lending of BOC Shares. An "arrangement" also includes any indemnity or option arrangement, any agreement or any understanding, formal or informal, of whatever nature, relating to BOC Shares which may be an inducement to deal or refrain from dealing in such securities.

It has not been possible, by the date of this announcement, to ascertain the interests in BOC Shares (if any) of all of Linde's concert parties. Further enquiries will be completed prior to publication of the Scheme Document. If such enquiries reveal any such interests, they will be included in the Scheme Document or announced earlier if so requested by the Panel.

"Interests in securities" is further explained in paragraph 15 below.

15. Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of BOC, all "dealings" in any "relevant securities" of BOC (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BOC, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of BOC by Linde or BOC, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

16. General

The Offer may be made by one or more subsidiaries of Linde in addition to or in place of Linde. Provided that no bona fide competing offer has been made public and there has been no change in the BOC board's recommendation of the Offer, subsidiaries will only make the Offer with the consent of BOC (such consent not to be unreasonably withheld or delayed). Details of any such companies will be included in the Scheme Document. References to Linde in this announcement should be construed accordingly.

Linde reserves the right, with the consent of the Panel, to elect to implement the Offer by making a takeover offer for the entire issued and to be issued share capital of BOC. Provided that no bona fide competing offer has been made public and there has been no change in the BOC board's recommendation of the Offer, Linde will only elect to implement the Offer by making a takeover offer with the consent of BOC (such consent not to be unreasonably withheld or delayed). If Linde elects to implement the Offer by a takeover offer, that offer will be implemented on the same terms, so far as applicable, as those which would apply to the Scheme. Further, if sufficient acceptances of such offer are received and/or sufficient Shares are otherwise acquired, it is the intention of Linde to apply the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily any outstanding Shares to which such offer relates.

It is intended that, following the Offer becoming effective and subject to applicable requirements of the London Stock Exchange and the UK Listing Authority, Linde will procure that BOC will apply to the London Stock Exchange and the UK Listing Authority for cancellations, respectively, of the admission to trading of the BOC Shares on the London Stock Exchange's market for listed securities and of the listing of the BOC Shares on the Official List. In addition, it is expected that, following the Offer becoming effective, the BOC ADSs will be delisted from the New York Stock Exchange and the BOC ADSs and the underlying BOC Shares will be de-registered with the US Securities and Exchange Commission.

The Offer is subject to the Pre-Conditions and, when made, will be subject to the conditions and further terms set out, or referred to, in Appendix 1 to this announcement and to be set out in the Scheme Document and the Form of Election.

Pursuant to the terms of the Credit Agreement, Linde has agreed with its financing banks that it will not amend, waive or modify any condition to the Offer save:

(a)  to the extent that the majority lenders have agreed otherwise; or

(b) where such amendments, waivers or modifications (i) could not be reasonably expected to be material and prejudicial to the interests of the lenders, or
     (ii) are required by the Panel, the City Code, the rules or requirements of any securities exchange with jurisdiction over Linde or BOC or any applicable law or regulation; or

(c)  where the Panel will not allow the relevant condition to be invoked.

If Linde wishes to waive or amend any condition of the Offer (save as permitted under paragraphs (a) to (c) above), the majority lenders may (if, in their opinion, they consider that the proposed amendment, waiver or modification could be reasonably expected to be material and prejudicial to the interests of the lenders and is of material significance in the context of the Offer) require Linde to make representations to the Panel to establish whether the Panel would permit Linde to invoke the relevant condition. If the Panel grants such permission, then Linde shall invoke such condition. Linde has agreed to give BOC three business days' notice of any intention to invoke a condition.

The availability of the Offer to persons not resident in the UK may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The bases and sources of certain financial information contained in this announcement are set out in Appendix 2 to this announcement. Certain terms used in this announcement are defined in Appendix 6 to this announcement.

This announcement does not constitute an offer or invitation to purchase any securities. BOC Shareholders are advised to read carefully the formal documentation in relation to the Offer once it has been despatched.

Deutsche Bank, which is authorised by Bundesanstalt fur Finanzdienstleistungsaufsicht (BaFin) and by the Financial Services Authority
(FSA) and is regulated by the FSA for the conduct of UK business, is acting exclusively for Linde and no one else in connection with the Offer and will not be responsible to anyone other than Linde for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Offer.

Morgan Stanley is acting for Linde in connection with the Offer and no one else and will not be responsible to anyone other than Linde for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove, which is regulated in the UK by the FSA, is acting exclusively for BOC and no one else in connection with the Offer and will not be responsible to anyone other than BOC for providing the protections offered to clients of JPMorgan Cazenove nor for providing advice in relation to the Offer or any other matters referred to in this announcement.

Merrill Lynch is acting exclusively for BOC in connection with the Offer and no one else and will not be responsible to anyone other than BOC for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Unless otherwise determined by Linde and BOC, and permitted by applicable law and regulation, the Offer, including the Loan Note Alternative, will not be made, directly or indirectly, in or into, and will not be capable of acceptance in or from, Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Canada, Australia or Japan.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States (or under the securities laws of any other jurisdiction, the residents of which Linde is advised to treat as Restricted Overseas Persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Linde regards as unduly onerous); the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada; and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, unless otherwise determined by Linde and BOC, and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

Notice to US Investors in BOC: The Offer relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Securities Exchange Act. Accordingly, the Offer is subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK and Germany that may not be comparable to the financial statements of US companies. If Linde exercises its right to implement the Offer by way of a takeover offer, the Offer will be made in compliance with the applicable US laws and regulations.

Forward Looking Statements

This announcement includes "forward-looking statements" under United States securities laws. These statements are based on the current expectations of the management of BOC and Linde and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected effects on Linde of the Offer, the expected timing and scope of the Offer, anticipated earnings enhancements, estimated cost savings and other synergies, costs to be incurred in achieving synergies, potential disposals and other strategic options and all other statements in this announcement other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the Pre-Conditions and the conditions to the Offer, and Linde's ability to successfully integrate the operations and employees of BOC, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment by the semiconductor industry, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither BOC nor Linde undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

                                   APPENDIX 1

                         PRE-CONDITIONS, CONDITIONS AND

                       CERTAIN FURTHER TERMS OF THE OFFER

1.   PRE-CONDITIONS OF THE OFFER

The Offer, and the posting of the Scheme Document, will take place only if the following Pre-Conditions are satisfied or waived:

(a) insofar as the proposed acquisition of BOC by Linde constitutes a concentration with a Community dimension within the scope of Council Regulation (EC) 139/2004 (as amended) (the "Merger Regulation"):

         (i) the European Commission shall have made a decision declaring the concentration compatible with the common market under Articles 6(1)(b), 8(1) or 8(2) of the Merger Regulation, any conditions and obligations attached to the European Commission's decision being in form and substance reasonably satisfactory to Linde; or

         (ii) the European Commission shall not have taken a decision in accordance with Articles 6(1)(b), 6(1)(c), 8(1), 8(2) or 8(3) of the Merger Regulation within the time limits set in Articles 10(1) and 10(3) and is thereby deemed to have declared the concentration compatible with the common market pursuant to the presumption in Article 10(6) of the Merger Regulation; or

         (iii) in the event that the European Commission makes a referral to a competent authority under Articles 4(4) or 9(1) of the Merger Regulation in connection with the proposed acquisition of BOC by Linde, such competent authority shall have issued a decision, finding or declaration, in terms reasonably satisfactory to Linde, approving the proposed acquisition and permitting its closing without any breach of applicable law; and

(b) all filings having been made and all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the proposed acquisition of BOC by Linde and neither of the parties being subject to any order or injunction of a court of competent jurisdiction in the United States that prohibits consummation of the Offer as a result of action brought by the US Federal Trade Commission or US Department of Justice.

Linde reserves the right to waive all or any of these Pre-Conditions, in whole or in part, with the prior consent of BOC (such consent not to be unreasonably withheld or delayed), provided that Linde shall not need to obtain BOC's consent if a bona fide proposal competing with the Offer has been made public or the board of directors of

BOC does not recommend the Offer or withdraws or adversely modifies its recommendation or intention to recommend, except, in any such case, in response to a Linde Event (as defined in Appendix 3).

The Offer will not proceed if the Pre-Conditions have not been satisfied or waived by the close of business on 31 October 2006, or such later date (if any) as Linde and BOC may, with the consent of the Panel, agree.

2.   CONDITIONS OF THE OFFER

The Offer will be conditional upon the Scheme becoming unconditional and becoming effective, subject to the City Code, by not later than 28 February 2007, or such later date (if any) as BOC, Linde and the Court may agree. The Scheme will be conditional upon:

(a) approval of the Scheme by a majority in number, representing 75 per cent. or more in value, of the BOC Shareholders (or the relevant class or classes thereof) present and voting, either in person or by proxy, at the Court Meeting or at any adjournment thereof;

(b) all resolutions necessary to implement the Scheme as set out in the notice of the EGM (including, without limitation, the Special Resolutions) being duly passed by the requisite majority at the EGM or at any adjournment thereof; and

(c) the sanction (without modification or with modification as agreed by BOC and Linde) of the Scheme and the confirmation of any reduction of capital involved therein by the Court, an office copy of the Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies and, in relation to the reduction of capital, being registered by him.

3.   CONDITIONS OF THE SCHEME

In addition, BOC and Linde have agreed that the Scheme will be conditional upon the following matters and, accordingly, the necessary action to make the Scheme effective will not be taken unless such conditions (as amended if appropriate) have been satisfied or waived:

(a) since 30 September 2005 and except as disclosed in BOC's annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to the date of this announcement in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, no Third Party having intervened (as defined below) and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which is material in the context of the Offer and which, in each case to an extent which is material in the context of the Wider Linde Group or Wider BOC Group taken as a whole, would reasonably be expected to:

         (i) make the Offer, its implementation or the acquisition or proposed acquisition by Linde or any member of the Wider Linde Group of any shares or other securities in, or control or management of, BOC or any member of the Wider BOC Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly materially restrain, prevent, prohibit, restrict or delay the same or impose material additional conditions or obligations with respect to the Offer or such acquisition, or otherwise materially impede, challenge or interfere with the Offer or such acquisition, or require material amendment to the terms of the Offer or the acquisition or proposed acquisition of any Shares or the acquisition of control or management of BOC or the Wider BOC Group by Linde or any member of the Wider Linde Group;

         (ii) limit or delay, or impose any limitations on, the ability of any member of the Linde Group or any member of the BOC Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider BOC Group or any member of the Linde Group;

         (iii) prevent or delay or alter the terms envisaged for any proposed divestiture or require any additional divestiture by any member of the Wider Linde Group of any shares or other securities in BOC;

         (iv) prevent or delay or alter the terms envisaged for any proposed divestiture or require any additional divestiture by any member of the Wider Linde Group or by any member of the Wider BOC Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective businesses, assets or properties or any part thereof;

         (v) except pursuant to Part XIIIA of the Companies Act, require any member of the Wider Linde Group or of the Wider BOC Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of the Wider BOC Group owned by any third party;

         (vi) limit the ability of any member of the Wider Linde Group or of the Wider BOC Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Linde Group or of the Wider BOC Group;

         (vii) result in any member of the Wider BOC Group ceasing to be able to carry on business under any name under which it presently does so; or

         (viii) otherwise adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider BOC Group,

         and all applicable waiting and other time periods (including any extensions of such waiting and other time periods) during which any Third Party could intervene under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate), in each case which is material in the context of the Wider Linde Group or the Wider BOC Group taken as a whole;

(b) in the event that the Pre-Condition set out in paragraph 1(a) above is waived in whole or in part and insofar as the proposed acquisition of BOC by Linde constitutes a concentration with a Community dimension within the scope of Council Regulation (EC) 139/2004 (as amended) (the "Merger Regulation"):

         (i) the European Commission shall have made a decision declaring the concentration compatible with the common market under Article 6(1)(b) of the Merger Regulation, any conditions and obligations attached to the European Commission's decision being in form and substance reasonably satisfactory to Linde; or

         (ii) the European Commission shall have made a decision declaring the concentration compatible with the common market under Articles 8(1) or 8(2) of the Merger Regulation, any conditions and obligations attached to the European Commission's decision being in form and substance reasonably satisfactory to Linde, following the European Commission's decision under Article 6(1)(c) of the Merger Regulation provided that the Panel has granted its consent to proceed with the Scheme following the European Commission's decision under Article 6(1)(c) of the Merger Regulation; or

         (iii) the European Commission shall not have taken a decision in accordance with Articles 6(1)(b) or 6(1)(c) of the Merger Regulation within the time limits set in Article 10(1) and is thereby deemed to have declared the concentration compatible with the common market pursuant to the presumption in Article 10(6) of the Merger Regulation; or

         (iv) the European Commission shall not have taken a decision in accordance with Articles 8(1), 8(2) or 8(3) of the Merger Regulation within the time limits set in Article 10(3) and is thereby deemed to have declared the concentration compatible with the common market pursuant to the presumption in Article 10(6) of the Merger Regulation, following the European Commission's decision under Article 6(1)(c) of the Merger Regulation provided that the Panel has granted its consent to proceed with the Scheme following the European Commission's decision under Article 6(1)(c) of the Merger Regulation; or

         (v) in the event that the European Commission makes a referral to a competent authority under Articles 4(4) or 9(1) of the Merger Regulation in connection with the proposed acquisition of BOC by Linde and provided the Panel has granted, if required, its consent to proceed with the Scheme following the European Commission's decision to refer the case, such competent authority shall have issued a decision, finding or declaration, in terms reasonably satisfactory to Linde, approving the proposed acquisition and permitting its closing without any breach of applicable law;

(c) in the event that the Pre-Condition set out in paragraph 1(b) is waived in whole or in part, all filings having been made and all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the proposed acquisition of BOC by Linde and neither of the parties being subject to any order or injunction of a court of competent jurisdiction in the United States that prohibits consummation of the Offer as a result of action brought by the US Federal Trade Commission or US Department of Justice;

(d) since 30 September 2005 and except as disclosed in BOC's annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as fairly disclosed prior to the date of this announcement in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, all Authorisations which are necessary or are reasonably considered necessary or appropriate by Linde in any relevant jurisdiction for or in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, BOC or any other member of the Wider BOC Group by any member of the Wider Linde Group or the carrying on by any member of the Wider BOC Group of its business having been obtained, in terms and in a form reasonably satisfactory to Linde, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider BOC Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same (in any case to an extent which is or would be material in the context of the Wider BOC Group taken as a whole);

(e) since 30 September 2005 and except as disclosed in BOC's annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as fairly disclosed prior to the date of this announcement in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, there being no provision of any material arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider BOC Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any material circumstance, which, in each case as a consequence of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, BOC or any other member of the Wider BOC Group by any member of the Wider Linde Group or otherwise, could or might reasonably be expected to result in (in any case to an extent which is or would be material in the context of the Wider BOC Group taken as a whole):

         (i) any monies borrowed by, or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider BOC Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date;

         (ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider BOC Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

         (iii) any such arrangement, agreement, licence, permit, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider BOC Group thereunder, or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

         (iv) any material asset or interest of any member of the Wider BOC Group being or falling to be disposed of or ceasing to be available to any member of the Wider BOC Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider BOC Group;

         (v) any member of the Wider BOC Group ceasing to be able to carry on business under any name under which it presently does so;

         (vi) the creation of material liabilities (actual or contingent) by any member of the Wider BOC Group;

         (vii) the financial or trading position or the value of any member of the Wider BOC Group being prejudiced or adversely affected,

     and, except as aforesaid, no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument, would result in or would be reasonably likely to result in any of the events or circumstances which are referred to in paragraphs
     (i) to (vii) of this condition (e) in any case to an extent which is or would be material in the context of the Wider BOC Group taken as a whole;

(f) since 30 September 2005 and except as disclosed in BOC's annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to the date of this announcement in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, no member of the Wider BOC Group having (in each case, save for paragraph (ii) below, to an extent which is material in the context of the Wider BOC Group taken as a whole):

         (i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than:

                (A) to other members of the Wider BOC Group or to third parties, provided that such issue, transfer or sale preserves the BOC Group's existing interest in such member of the Wider BOC Group as at the date of this announcement; or

                (B) shares issued pursuant to the exercise of options or the vesting of awards in each case granted under the BOC Share Schemes or under an employee's terms of employment;

         (ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or, save in respect of the matters mentioned in paragraph (i) above, made any other change to any part of its share capital to an extent which (other than in the case of BOC) is material in the context of the Wider BOC Group taken as a whole;

         (iii) recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise or made any bonus issue (other than to a member of the BOC Group or a third party, provided that such dividend or other distribution is pro rata to that party's existing interest in such member of the Wider BOC Group as at the date of this announcement) save, to the extent applicable, in relation to the Second Interim Dividend;

         (iv) except as a result of the issue of notes under the Euro Medium Term Note Programme or commercial paper under any BOC commercial paper programme or the refinancing of any existing indebtedness, or as between members of the BOC Group, made or authorised any change in its loan capital;

         (v) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets of a material value or any right, title or interest in any assets of a material value (including shares in any undertaking and trade investments) or authorised the same (in each case other than in the ordinary course of business), other than a transaction between:

                (A)  members of the BOC Group; or

                (B) a member of the BOC Group and a third party, provided that such transaction preserves the BOC Group's existing interest in such member of the Wider BOC Group as at the date of this announcement;

         (vi) except as a result of the issue of notes under the Euro Medium Term Note Programme or commercial paper under any BOC commercial paper programme or the refinancing of any existing indebtedness, issued, agreed to issue or authorised the issue of, or made any change in or to, any debentures or incurred or increased any indebtedness or liability (actual or contingent), in each case other than as between:

                (A)  members of the BOC Group; or

                (B) a member of the BOC Group and a third party, provided that such issue, change, incurrence or increase preserves the BOC Group's existing interest in such member of the Wider BOC Group as at the date of this announcement;

         (vii) entered into, varied, or authorised any contract, agreement, commitment, transaction or arrangement other than in the ordinary course of business (whether in respect of capital expenditure or otherwise) which:

                (A) is of a long term, onerous or unusual nature or magnitude or which could reasonably be expected to involve an obligation of such nature or magnitude; or

                (B) could restrict the business of any member of the Wider BOC Group;

         (viii) entered into, implemented, effected or authorised any reconstruction, amalgamation or scheme in respect of itself or another member of the Wider BOC Group, other than as between:

                (A)  members of the BOC Group; or

                (B) a member of the BOC Group and a third party, provided that such transaction preserves the BOC Group's existing interest in such member of the Wider BOC Group as at the date of this announcement;

         (ix) entered into, or varied the terms of, any contract, agreement, commitment, transaction or arrangement with any director of BOC;

         (x) other than by way of a solvent winding-up in respect of a member which is dormant at the relevant time, taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

         (xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

         (xii)  waived or compromised any claim;

         (xiii) made any alteration to its memorandum or articles of association;

         (xiv)  made or agreed or consented to:

                (A)  any material change to:

                        (I) the terms of the trust deeds constituting the pension scheme(s) established by any member of the BOC Group for its directors, employees or their dependants; or

                       (II) the benefits which accrue or to the pensions which are payable thereunder; or

                      (III) the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

                       (IV) the basis upon which the liabilities (including pensions) or such pension schemes are funded or made,

                (B) any change to the trustees including the appointment of a trust corporation;

         (xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or, other than increases in emoluments in the ordinary course of business, other benefit relating to the employment or termination of employment of any person employed by the BOC Group; or

         (xvi) entered into any contract, agreement, commitment, transaction or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention in each case with respect to any of the transactions, matters or events referred to in this condition (f);

(g) since 30 September 2005 and except as disclosed in BOC's annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to the date of this announcement in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations:

         (i) there having been no adverse change or deterioration in the business assets, financial or trading position or profit or prospects of any member of the Wider BOC Group which in any case is material in the context of the Wider BOC Group taken as a whole;

         (ii) no contingent or other liability of any member of the Wider BOC Group having arisen or become apparent or increased which in any case is material in the context of the Wider BOC Group taken as a whole; and

         (iii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider BOC Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider BOC Group which in any case is material in the context of the Wider BOC Group taken as a whole.

(h) since 30 September 2005 and except as disclosed in BOC's annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to the date of this announcement in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, Linde not having discovered:

         (i) that any financial or business or other information concerning the Wider BOC Group publicly disclosed at any time by or on behalf of any member of the Wider BOC Group, or otherwise disclosed prior to the date of this announcement in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the date of this announcement by disclosure either publicly or otherwise to Linde and which in any case is material in the context of the Wider BOC Group taken as a whole; or

         (ii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider BOC Group to an extent which in any case is material in the context of the Wider BOC Group taken as a whole; and

(i) since 30 September 2005 and except as disclosed in BOC's annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to the date of this announcement in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, Linde not having discovered:

         (i) that any past or present member of the Wider BOC Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider BOC Group which in any case is material in the context of the Wider BOC Group taken as a whole;

         (ii) that there is, or is likely to be, any liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider BOC Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or Third Party or otherwise which in any case is material in the context of the Wider BOC Group taken as a whole; or

         (iii) that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider BOC Group which in any case is or would be material in the context of the Wider BOC Group taken as a whole.

For the purpose of these conditions:

(a) "Third Party" means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority, court, trade agency, association, institution or professional or environmental body or any other similar person or body whatsoever in any relevant jurisdiction, but excluding any anti-trust or merger control authority;

(b) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly; and

(c) "Authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals.

Subject to the requirements of the Panel, Linde reserves the right to waive all or any of the above conditions, in whole or in part, except the conditions in paragraph 2 above.

Linde reserves the right to remove the reference to any Pre-Condition in condition 3(b) and (c) above at the time the Scheme Document is issued.

If the Panel requires Linde to make an offer for BOC Shares under the provisions of Rule 9 of the City Code, Linde may make such alterations to the conditions of the Offer as are necessary to comply with the provisions of that Rule.

The Offer will lapse and the Scheme will not proceed (unless otherwise agreed by the Panel) if, following the posting of the Scheme Document, the European Commission either initiates proceedings under Article 6(1)(c) of the Merger Regulation or makes a referral to a competent authority of the United Kingdom under Article 9(1) of the Merger Regulation and there is then a reference to the Competition Commission before the date of the Court Meeting.

4.   CERTAIN FURTHER TERMS OF THE OFFER

The Loan Note Elected Shares will be acquired by Linde fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights now or hereafter attaching thereto including the right to receive and retain all dividends and other distributions announced, declared or paid on or after the date of this announcement other than the Second Interim Dividend (details of which are set out in paragraph 2 of the main body of this announcement above).

The Offer and, where relevant, the Loan Note Alternative will be on the terms and will be subject, inter alia, to those terms which will be set out in the Scheme Document and, in relation to the Loan Note Alternative, in the Form of Election and such further terms as may be required to comply with the Listing Rules of the UK Listing Authority and the provisions of the City Code.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

Linde reserves the right, with the consent of the Panel and, in certain circumstances, of BOC, to elect to implement the Offer by way of a takeover offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at ninety per cent. of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

This announcement and any rights or liabilities arising hereunder, together with the Offer and the Scheme, will be governed by English law and be subject to the jurisdiction of the English courts. The rules and regulations of the FSA, the rules of the London Stock Exchange and the rules contained in the City Code, so far as they are appropriate, apply to the Offer.

                                   APPENDIX 2

                 SOURCES OF INFORMATION AND BASES OF CALCULATION

(a) The value attributed to the existing issued share capital of BOC is based upon the 512,809,520 BOC Shares in issue as at the close of business on 3 March 2006.

(b) Unless otherwise stated, the financial information on Linde is extracted from Linde's Annual Report and Accounts for the year ended 31 December 2005.

(c) Unless otherwise stated, the accounting information on BOC is extracted or derived without any adjustment from BOC's Annual Report and Accounts for the year ended 30 September 2005 and from the announcement of BOC's interim results for the three months ended 31 December 2005.

(d) As at the close of business on 3 March 2006, Linde had in issue 119,864,046 ordinary shares of no par value (each of which has an attributable pro rata share capital of (euro)2.56).

(e) The closing price per BOC Share on 23 January 2006, the last business day prior to the announcement by Linde that it had made a preliminary approach to BOC regarding a possible offer, is taken from the Official List.

(f) The average closing price per BOC Share during the three months up to and including 23 January 2006 is derived from the Official List.

                                   APPENDIX 3

                             THE BREAK FEE AGREEMENT

Linde and BOC entered into a break fee agreement on 6 March 2006 which sets out various matters in relation to the Offer. In particular, the Break Fee Agreement provides that:

(a) without BOC's consent (such consent not to be unreasonably withheld or delayed), Linde undertakes not to (i) waive, in whole or in part, any of the Pre-Conditions or (ii) elect to implement the proposed acquisition by way of a takeover offer or by using one or more subsidiaries of Linde in addition to or in place of Linde. Such consent shall not be required if a bona fide competing offer has been made public or there has been a change in the BOC board's recommendation of the Offer, except in response to a Linde Event;

(b) Linde and BOC will use all reasonable endeavours to achieve the satisfaction of the Pre-Conditions as promptly as practicable and in any event by 31 May 2006 (including co-operating and proceeding with a Phase II enquiry under the Merger Regulation, if such enquiry is initiated and a Second Request under the Hart-Scott-Rodino Anti-trust Improvements Act 1976, as amended, if a Second Request is made);

(c)  BOC will pay to Linde a compensation fee of (pound)75 million if:

         (i) an independent competing offer is announced before Linde has indicated to BOC that it does not wish BOC to proceed with the Scheme or the takeover offer lapses or is withdrawn or (with the consent of the Panel) is not made and that competing offer (or any other independent competing offer which is announced before
                (A) Linde has indicated to BOC that it does not wish BOC to proceed with the Scheme or the takeover offer lapses or is withdrawn or (with the consent of the Panel) is not made or (B) any such earlier independent competing offer lapses, is withdrawn or is not made) subsequently becomes or is declared unconditional in all respects or is otherwise completed; or

         (ii) the BOC board does not recommend the Offer or withdraws or adversely modifies its recommendation of the Offer or agrees or resolves to recommend an independent competing offer, except in response to a Linde Event; and

(d)  Linde will pay to BOC a compensation fee of (pound)75 million if:

         (i) the Pre-Conditions have not been satisfied by 31 October 2006 and the BOC board has continued to recommend to its shareholders to vote in favour of the Scheme (or, if applicable, the takeover offer) except if it has withdrawn its recommendation in response to a Linde Event;

         (ii)   a Linde Event has occurred and:

                (A)   the Offer fails in response to such event; or

                (B)   the Offer has not become unconditional by 28 February
                      2007.

A "Linde Event" is defined in the Break Fee Agreement as any event or circumstance attributable to any act or omission of Linde, its Supervisory or Management Board or its advisers (acting in their capacity as such) or its financing banks or other debt holders or shareholders (acting in their capacity as such) which would materially delay or prevent completion of the acquisition other than the exercise by Linde or the financing banks of any rights under, or relating to, the conditions to the Offer.

                                   APPENDIX 4

                       DETAILS OF IRREVOCABLE UNDERTAKINGS

The following holders of BOC Shares have given irrevocable undertakings to vote in favour of the Scheme and the resolutions at the Court Meeting and the EGM:

        Name                                          Number of BOC Shares

        Robert John Margetts                                 34,000

        Anthony Eric Isaac                                   8,057

        John Andrew Bevan                                   23,108

        Andrew Robert John Bonfield                          1,772

        Guy Neville Dawson                                   1,663

        Alan Murray Ferguson                                   500

        Jerry Kent Masters                                   2,452

        Rebecca Ann McDonald                                   500

        Matthew F.C. Miau                                    4,044

        Sir Christopher John O'Donnell                       2,389

        Anne Cecille Quinn                                   1,376

        Krishnamurthy Rajagopal                             21,816

        Total                                              101,677

                                   APPENDIX 5

                              LOAN NOTE ALTERNATIVE


The Loan Notes, which will be governed by English law, will be cash collateralised. The Loan Notes will bear interest, payable every six months in arrear, from the date of issue to the relevant holder of the Loan Notes (less any tax required by law to be deducted or withheld therefrom) on 30 June and 31 December (or, if such date is not a Business Day, on the first Business Day thereafter), at a rate per annum calculated to be 0.75 per cent. below LIBOR as determined on the first Business Day of each such interest period.

The Loan Notes will be redeemable at par (together with accrued interest) at the option of the holders, in whole or in part, on interest payment dates commencing on the first 30 June or 31 December date which falls more than six months after the date of issue of the Loan Notes. Any Loan Notes outstanding on the final redemption date (which is expected to be 31 December 2013) will be redeemed at par (together with any accrued interest) on that date (or, if such date is not a Business Day, on the first Business Day thereafter). Linde may elect to redeem any Loan Notes on any earlier interest payment date if the aggregate nominal value of the Loan Notes then outstanding is less than (pound)5 million. The Loan Notes will be transferable but no application will be made for them to be listed or dealt in on any stock exchange. If Linde elects to implement the Offer by making a takeover offer, the Loan Notes will not be transferable.

Until such time as the Loan Notes have been repaid in full, there shall at all times be deposited with a security trustee in a bank account charged in favour of the security trustee for the holders of the Loan Notes, the then outstanding amount of the Loan Notes (including accrued but unpaid interest).

The Loan Notes will be issued, credited as fully paid, in integral multiples of (pound)1 nominal value. Fractional entitlements to Loan Notes will be disregarded and will not be issued to persons otherwise electing to receive them. Linde reserves the right not to issue the Loan Notes where valid elections are received for an aggregate of less than (pound)20 million in nominal value of Loan Notes by the date the Scheme becomes effective. If insufficient elections are received and Linde exercises this right, BOC Shareholders who elected to receive Loan Notes will instead receive cash consideration in accordance with the terms of the Scheme.

The Loan Notes to be issued in connection with the Offer have not been, and will not be, registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States, Canada, Australia or Japan (or under the securities laws of any other jurisdiction, the residents of which Linde is advised to treat as Restricted Overseas Persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Linde regards as unduly onerous). Accordingly, the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan (or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction) or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

The Loan Note Alternative will be conditional on the Scheme becoming effective. Full details of the Loan Note Alternative will be contained in the Scheme Document and the Form of Election.

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                                   APPENDIX 6

                                   DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

"Australia"                            the Commonwealth of Australia, its
                                       territories and possessions

"BOC"                                  The BOC Group plc

"BOC ADS"                              a BOC American Depositary Share evidenced
                                       by an American Depositary Receipt
                                       representing two BOC Shares

"BOC Group"                            BOC and its subsidiary undertakings

"BOC Shareholders"                     holders of BOC Shares

"BOC Shares"                           Shares:

                                       (a)  in issue at the date of the Scheme
                                            Document;

                                       (b)  (if any) issued after the date of
                                            the Scheme Document and prior to the
                                            Scheme Voting Record Time; and

                                       (c)  (if any) issued on or after the
                                            Scheme Voting Record Time and prior
                                            to 6.00 p.m. (London time) on the
                                            day before the Hearing either on
                                            terms that the original or any
                                            subsequent holders thereof shall be
                                            bound by the Scheme or in respect of
                                            which the holders thereof shall have
                                            agreed in writing to be bound by the
                                            Scheme

"BOC Share Schemes"                    the BOC Executive Share Option Scheme
                                       1995, the BOC Executive Share Option
                                       Scheme 1995 Jersey, the BOC Executive
                                       Share Option Scheme 2003, the BOC Long
                                       Term Incentive Plan, the BOC Share
                                       Matching Plan, the BOC UK Savings-Related
                                       Share Option Schemes 1995, the BOC UK
                                       Savings-Related Share Option Plan 2005,
                                       the BOC Republic of Ireland
                                       Savings-Related Share Option Scheme 2005, the BOC Employee Share Option Scheme
                                       (Australia)

                                       1995, the BOC Employee Share Option
                                       Scheme (New Zealand) 1995, the BOC
                                       Employee Share Option Scheme (Australia)
                                       2005 and the BOC Employee Share Option
                                       Scheme (New Zealand) 2005

"BOC UK Defined Benefit                the BOC Pension Scheme and the BOC Senior
Pension Schemes"                       Executive Pension Scheme

"Break Fee Agreement"                  the break fee agreement entered into by
                                       Linde and BOC on 6 March 2006

"Business Day"                         any day other than a Saturday or a Sunday
                                       when banks generally are open in London
                                       for general banking business

"Canada" Canada, its provinces and territories and all areas under its jurisdiction and political sub-divisions thereof

"Cancellation Shareholders"            holders of Cancellation Shares

"Cancellation Shares"                  BOC Shares other than the Loan Note
                                       Elected Shares

"City Code"                            the City Code on Takeovers and Mergers

"Companies Act"                        the UK Companies Act 1985, as amended

"Court"                                the High Court of Justice in England and
                                       Wales

"Court Meeting"                        the meeting of the BOC Shareholders (and
                                       any adjournment thereof) to be convened
                                       by an order of the Court pursuant to
                                       section 425 of the Companies Act to
                                       consider and, if thought fit, approve the Scheme (with or without amendment)

"Credit Agreement"                     the credit agreement entered into on 3
                                       March 2006 by Linde with, amongst others, Commerzbank Aktiengesellschaft, Deutsche
                                       Bank AG, Dresdner Kleinwort Wasserstein, the investment banking division of
                                       Dresdner Bank AG, Morgan Stanley Bank
                                       International Limited and The Royal Bank of Scotland plc as mandated lead arrangers and Deutsche Bank Luxembourg
                                       S.A. as facility agent

"Deutsche Bank"                        Deutsche Bank AG, London Branch

"Effective Date"                       the day on which the Scheme becomes
                                       effective in accordance with its terms

"EGM" the extraordinary general meeting of the BOC Shareholders (and any adjournment thereof), to be convened in connection with the Offer

"Euro Medium Term Note Programme"      the BOC euro medium term note programme
                                       as set out in a prospectus dated 30
                                       January 2006 including any updates
                                       thereto

"Form of Election"                     the form of election and authority
                                       relating to the Loan Note Alternative
                                       which will accompany the Scheme Document

"FSA"                                  The Financial Services Authority

"Hearing"                              the hearing or hearings by the Court of
                                       the petition to sanction the Scheme
                                       and/or to confirm the associated
                                       reduction of capital and grant the Order
                                       (as the context requires)

"Japan"                                Japan, its cities, prefectures,
                                       territories and possessions

"JPMorgan Cazenove"                    JPMorgan Cazenove Limited

"LIBOR" the London inter-bank Offered Rate expressed as a rate per annum for six month sterling deposits of (pound)1 million

"Linde"                                Linde AG

"Linde Group"                          Linde and its subsidiary undertakings

"Listing Rules"                        the rules and regulations made by the
                                       Financial Services Authority in its
                                       capacity as the UK Listing Authority
                                       under the Financial Services and Markets
                                       Act 2000, and contained in the UK Listing
                                       Authority's publication of the same name

"Loan Notes"                           the loan notes of Linde to be issued
                                       pursuant to the Loan Note Alternative
                                       which, at the election of the relevant
                                       BOC Shareholder, shall be either QCB or
                                       non-QCB loan notes

"Loan Note Alternative"                the alternative whereby BOC Shareholders
                                       (other than Restricted Overseas Persons
                                       and US Persons) may elect to receive,
                                       subject to the terms and conditions set
                                       out in the Scheme, Loan

                                       Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Scheme

"Loan Note Elected Shares"             BOC Shares (if any) in respect of which
                                       (a) valid elections have been made under the Loan Note Alternative in accordance with its terms; and (b) Loan Notes are to be issued in accordance with the Loan
                                       Note Alternative

"London Stock Exchange"                London Stock Exchange plc

"Merrill Lynch"                        Merrill Lynch International

"Meetings"                             the Court Meeting and/or the EGM, as the
                                       case may be

"Morgan Stanley"                       Morgan Stanley & Co. Limited

"Offer" the proposed offer by Linde for BOC to be implemented by way of the Scheme and the other matters relevant thereto to be considered at the Court Meeting and the EGM (or, if, with the consent of the Panel and, subject to a continuing recommendation by the BOC board and no bona fide competing proposal having been made public, BOC, Linde so elects, to be implemented by a takeover offer)

"Offer Price"                          1,600 pence per BOC Share

"Official List"                        the Daily Official List of the UK Listing
                                       Authority

"Order" the Order of the Court sanctioning the Scheme and confirming the reduction of share capital involved therein

"Panel"                                the Panel on Takeovers and Mergers

"Pre-Conditions"                       the pre-conditions set out in paragraph 1
                                       of Appendix 1 to this announcement which must be satisfied or waived before the Scheme Document is posted

"Registrar of Companies"               the Registrar of Companies in England and
                                       Wales

"Regulatory Information Service"       any of the services set out in Appendix 3
                                       to the Listing Rules

"Restricted Overseas Person"           a person (including an individual,
                                       partnership, unincorporated syndicate,
                                       limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom Linde reasonably believes to be in, or resident in, Australia, Canada or Japan and persons in any other jurisdiction (other than US Persons or persons in the UK) whom Linde is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Linde regards as unduly onerous

"Scheme"                               the proposed scheme of arrangement under
                                       section 425 of the Companies Act between BOC and the BOC Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by BOC and Linde

"Scheme Document"                      the document to be posted to BOC
                                       Shareholders and others following the
                                       satisfaction or waiver of the
                                       Pre-Conditions containing, among other
                                       things, the terms and conditions of the
                                       Offer, certain information about BOC and Linde, the Scheme and the notices of the Meetings

"Scheme Record Time"                   6.00 p.m. (London time) on the Business
                                       Day immediately prior to the Effective
                                       Date

"Scheme Voting Record Time"            the time and date to be specified in the
                                       Scheme Document

"Second Interim Dividend"              the second interim dividend, the details
                                       of which are set out in paragraph 2 of
                                       this announcement, to be paid by BOC to
                                       the BOC Shareholders if the
                                       Pre-Conditions have not been satisfied
                                       prior to 31 May 2006, on the basis set
                                       out in paragraph 2

"Shares"                               BOC ordinary shares of 25 pence each

"Special Resolutions"                  the special resolutions to be proposed by
                                       BOC at the EGM in connection with, inter alia, amendments to be made to the articles of association of BOC, the approval of the Scheme and the sanctioning of the related reduction of capital

"Substantial Interest"                 a direct or indirect interest in 20 per
                                       cent. or more of the voting equity
                                       capital of an undertaking

"Total Revenue"                        means total revenue including share of
                                       revenue generated by joint ventures and
                                       associates

"UK"                                   the United Kingdom of Great Britain and
                                       Northern Ireland

"UK Listing Authority"                 the Financial Services Authority in its
                                       capacity as the competent authority under
                                       the Financial Services and Markets Act
                                       2000

"United   States  of   America"        the United States of America, its
or  "United States"                    territories and possessions, any state of
                                       the United States and the District of
                                       Columbia

"US Person"                            a US person as defined in Regulation S
                                       under the US Securities Act

"US Securities Act"                    the United States Securities Act of 1933,
                                       as amended, and the rules and regulations promulgated thereunder

"US Securities Exchange Act"           the United States Securities Exchange Act
                                       of 1934, as amended, and the rules and
                                       regulations promulgated thereunder

"Wider BOC Group"                      BOC and its subsidiary undertakings and
                                       associated undertakings and any other
                                       undertaking in which BOC and/or such
                                       undertakings (aggregating their
                                       interests) have a Substantial Interest

"Wider Linde Group"                    Linde and its subsidiary undertakings and
                                       associated undertakings and any other
                                       undertaking in which Linde and/or such
                                       undertakings (aggregating their
                                       interests) have a Substantial Interest

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 6 March 2006



                                    By:       /s/ Carol Hunt
                                         ---------------------------------------
                                         Name:  Carol Hunt
                                         Title:  Deputy Company Secretary